UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 23, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

PharMerica Corporation

File No. 001-33380 - CF# 26397

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PharMerica Corporation submitted an amended application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.40 to a Form 10-K filed on February 24, 2011, as amended. The exhibit was re-filed with fewer redactions as Exhibit 10.40 to the Form 10-K/A filed on May 25, 2011.

Based on representations by PharMerica Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.40 through September 30, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel